BESPOKE CAPITAL ACQUISITION CORP.

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

May 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Kevin Stertzel

 John Cash

 Sherry Haywood

 Perry Hindin

Re:	Bespoke Capital Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 28, 2021
File No. 333-254260

Ladies and Gentlemen:

Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia (“BCAC,” the “Company,” “we,” or “our”), is in receipt of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 29, 2021 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 of the Company (as amended, the “Form S-4”).

An Amendment No. 3 to the Registration Statement on Form S-4 is being filed by the Company with the Commission today (the “Amended Form S-4”). Below are the Company’s responses to the Comment Letter. For your convenience, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

Response Letter dated April 28, 2021

General

1.

We note your response to comment one in our April 27, 2021 letter and are unable to agree that the dissemination of proxy cards to shareholders prior to effectiveness of the registration statement on Form S-4 and delivery of the final prospectus is consistent with the requirements of Securities Act section 5. Please advise us what steps the registrant will take to remediate, including:

•	actions the registrant will take to ensure that no votes will be cast using proxy cards submitted prior to the effectiveness of the registration statement and the delivery of the final prospectus,

•	appropriate risk factor disclosure in the prospectus,

•	appropriate communications to BCAC shareholders, and

•	the dissemination of new proxy cards following the effectiveness of the registration statement and the delivery of the final prospectus.

Include in your response a discussion of whether the premature dissemination of proxy cards resulted in, or could have resulted in, an investment decision with respect to the domestication and business combination proposals. Provide details regarding whether any stockholders of record have submitted proxy cards to the company, whether any beneficial owner of shares held in “street name” have provided voting instructions to their brokerage firm, bank, dealer, other similar organization or other nominee and, if so, how such proxy cards and instructions will be handled as part of an appropriate remediation.

The Company respectfully acknowledges the Staff’s comment and notes that it is issuing a press release on May 3, 2021 to amend the BCAC management information circular filed with the Commission on April 15, 2021. In particular, the press release will advise all BCAC shareholders that BCAC will hold a vote on May 6, 2021 only with respect to the extension of the permitted timeline to complete BCAC’s qualifying acquisition the (“Extension Resolution”). BCAC will not vote any proxies submitted prior to the effectiveness of the Form S-4 in respect of, and no votes on May 6, 2021 will be held with respect to, the approval of the business combination with VWE (the “Transaction Resolution”) or the approval of the domestication of BCAC into Nevada (the “Domestication Resolution”). The press release will further note that, immediately after the vote on the Extension Resolution on May 6, 2021, the BCAC special meeting will be adjourned until the Form S-4 is declared effective by the Commission (the date to which the meeting will be adjourned, the “Adjourned Meeting Date”). Subject to such effectiveness, BCAC expects the Adjourned Meeting Date to be no earlier than May 28, 2021. After the Form S-4 is declared effective, BCAC will promptly disseminate to BCAC shareholders a new BLUE proxy card with respect to the votes to occur on the Adjourned Meeting Date with respect to the approval of the Transaction Resolution and the Domestication Resolution. Accordingly, once disseminated by BCAC, BCAC shareholders voting by proxy will be required to vote the new BLUE proxy card in respect of the Transaction Resolution and the Domestication Resolution to have their votes counted on those matters on the Adjourned Meeting Date.

BCAC has discussed the proxy voting mechanics with its transfer agent and proxy solicitor. While proxies have been received by the transfer agent using the original proxy card with respect to both the Transaction Resolution and the Domestication Resolution, the transfer agent is able to identify and segregate shareholder votes by proposal and, indeed, in providing vote updates, the transfer agent shows the results by proposal based on how the proxy cards are marked. However, as discussed above, BCAC will not hold a vote on, and undertakes to ensure that no votes are cast in respect of the original proxies on, the

Transaction Resolution and the Domestication Resolution at the BCAC special meeting on May 6, 2021. The inspector of elections will certify only votes cast on May 6, 2021 with respect to the Extension Resolution. Following the adjournment of the BCAC special meeting, and only after the Form S-4 is declared effective by the Commission, BCAC will disseminate the new BLUE proxy card and will also distribute new voter instruction forms (“VIFs”) to brokerage firms, banks, dealers, other similar organizations or other nominees that reflect the new BLUE proxy card. Online proxy voting forms will be updated as well. As a result of these measures, we have been advised by the transfer agent that it will be able to uniquely identify and count, for purposes of the votes on the Transaction Resolution and the Domestication Resolution on the Adjourned Meeting Date, votes that are cast using the new BLUE proxy card. BCAC undertakes to instruct its transfer agent and inspector of elections to disregard any votes cast on the original proxy card, or otherwise using the original VIFs, with respect to the Transaction Resolution and the Domestication Resolution.

As a result of the steps described above, including the notice provided to BCAC shareholders through the press release, the Company does not believe that the dissemination of the original proxy cards on April 15, 2021 has resulted or will result in BCAC shareholders making an investment decision with respect to either the Transaction Resolution or the Domestication Resolution. Each BCAC shareholder voting by proxy will be required to submit a new proxy card with respect to those matters to be voted on the Adjourned Meeting Date and will have sufficient time to review disclosure in the Form S-4 as declared effective by the Commission, as well as the final Canadian non-offering prospectus that has been reviewed by the Ontario Securities Commission, all of which will be disseminated consistent with our letter dated April 28, 2021. In this regard, upon the effectiveness of the Form S-4 and the filing of the final Canadian non-offering prospectus, in accordance with Canadian law, BCAC will disseminate to all BCAC shareholders the BLUE proxy card and a notice of the redemption, which will specifically direct shareholders to the Canadian non-offering prospectus and the U.S. prospectus forming a part of the Form S-4 as declared effective by the Commission. This notice will be filed on SEDAR and EDGAR and will be posted, together with the final Canadian and U.S. prospectuses, to the BCAC and VWE websites.

BCAC also respectfully acknowledges the Staff’s comment on risk factor disclosure, and advises the Staff that we have included responsive disclosure on page 73 of the Amended Form S-4.

Amendment No. 2 to Form S-4 Filed April 28, 2021

Q. What are the Interests of the Sponsor and BCAC Officers and Directors, page 16

2.

Please disclose the $100 million investment by the PIPE investor here or in a new Q&A and where similar disclosure appears on page 38. Provide disclosure about the number of shares they will receive for their initial investment, including the price paid to acquire those securities.

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 17 and 38.

Material U.S. Federal Income Tax Considerations of the Merger to U.S. Holders, page 263

3.

We note your disclosure that you intend that the merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Please revise your disclosure here to clearly state counsel’s tax opinion on whether the merger will qualify as a reorganization. Also, state in your disclosure here that the tax discussion is the opinion of tax counsel Jones Day or tell us whether you will be providing a separate long form tax opinion. Please refer to Section III.A.2 of Staff Legal Bulletin 19. Please make similar changes throughout your prospectus, including in the Summary.

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 38, 260 and 261 and refiled the opinion of Jones Day as Exhibit 8.1 to the Amended Form S-4.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact Joel T. May of Jones Day at (404) 581-8967.

Sincerely yours,

/s/ Maja Spalevic
Maja Spalevic
Chief Financial Officer
Bespoke Capital Acquisition Corp.

Copies to:

Robert A. Profusek, Jones Day

Joel T. May, Jones Day

Patrick Daugherty, Foley & Lardner LLP

Mark Harms, Bespoke Capital Acquisition Corp.